

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc., which comprise the as of June 30, 2016. This financial statement is the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Churchill Capital USA, Inc. as of June 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
August 26, 2016